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PAPASAVAS LAW GROUP, LLC

A Professional Corporation

Peter M. Papasavas Member of NJ and NY Bar Solicitor of England and Wales (not active)	34 Old Rifle Camp Road Woodland Park, New Jersey 07424 Direct Dial: (862) 226-2782 pmpapasavas@gmail.com

VIA EDGAR AND EMAIL	November 19, 2018

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Mineral Mountain Mining & Milling Company
Draft Registration Statement on Form S-1
Submitted October 15, 2018
CIK No. 0000066600
SEC File No. 333-227839

Dear Sir/Madam:

We are writing on behalf of Mineral Mountain Mining & Milling Co., an Idaho corporation (the “Company” or “Mineral Mountain”), in response to the SEC’s letter dated November 8, 2018 concerning the Company’s draft Registration Statement on Form S-1 submitted October 15, 2018.

Registration Statement on Form S-1

General

Response to Comment 1: In its amended Registration Statement, Mineral Mountain will make the revisions requested in SEC comment one.

Response to Comment 2: In its amended Registration Statement, Mineral Mountain will make the revisions requested in SEC comment two, including reducing the number of shares registered from 16,428,571 to 9,428,571 and disclosing the basis for this public float.

Response to Comment 3: In its amended Registration Statement, Mineral Mountain will make the revisions and additions requested in SEC comment three.

Response to Comment 4: In its amended Registration Statement, Mineral Mountain will make the revisions and additions requested in SEC comment four.

Response to Comment 5: In its amended Registration Statement, Mineral Mountain will make the additions and revisions requested in SEC comment five. We also refer to our response to Comment 6 below for further clarification of Mineral Mountain’s position as to its periodic reporting requirements and this issue in general.

Response to Comment 6: Mineral Mountain will file a 10-Q Form for the quarter ending December 31, 2017 with an explanation in the filing why it was not timely filed as requested in SEC comment six. However, we should note that, on March 21, 2018, we submitted a no-action letter to the Office of Enforcement Liaison, seeking concurrence that the Company is (1) exempt pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from financial reporting requirements up to the effective date of its Registration Statement on Form S-1 (filed on February 27, 2018); and that (2) the exemption does not suspend the Company’s reporting obligations to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as any other reporting requirements, pursuant to Sections 13 and 15(d) of the Exchange Act arising from the effective date of the Company’s February 27, 2018 Registration Statement on Form S-1 (and subsequent amendments). As stated in its letter, Mineral Mountain questioned whether it was indeed required to make and file periodic reports from 2005 through 2018. After further communications with the Office of Enforcement Liaison, the Company believed this issue was resolved on or about April 19, 2018 when the Company agreed to file 10-K forms for years ending September 30, 2016 and September 30, 2017 and to withdraw its request for a no-action letter from the SEC. The Company did not file a first quarter 10-Q for the quarter ending December 31, 2017 because: (1) the first quarter financial and company information had already been filed as part of the Registration Statement filed on February 27, 2018 and was further updated and incorporated in the Consolidated 10-K forms for the prior two years (filed as a Consolidated 10-K form on April 25, 2018); and (2) the first quarter financial and company information was soon thereafter filed as part of the Company’s 10-Q form filed on May 21, 2018 for the second quarter ending on March 31, 2018. The failure to file in a timely manner its first quarter 10-Q form for the period ending December 31, 2017 is explained by the foregoing.

Response to Comment 7: Mineral Mountain will likely withdraw its DRS/Form S-1 filed on February 27, 2018. However, we request that this filing remain on file for approximately 10 days so as to allow the Company additional time to review whether it will proceed given recent developments.

Prospectus Summary, Page 5

Response to Comment 8: In its amended Registration Statement, Mineral Mountain will make the revisions requested in SEC comment eight.

Response to Comment 9: In its amended Registration Statement, Mineral Mountain will make the revisions and disclosure requested in SEC comment nine.

We should note that Mineral Mountain was headed by Don Hess for roughly twenty years until his death around 2009, at which time his daughter Delaine (Hess) Gruber took over. At that time, the Company held four mining claims located in the Silver Valley near the famous Sunshine Mine. New management was brought in by Delaine Gruber in 2010 with an eye toward moving the Company forward. Between 2010 and 2015, the Company did not generate significant revenues and its assets apparently did not exceed $1 million in any given year. However, the Company went through name changes in furtherance of business development opportunities. The Company’s name changed from Mineral Mountain to Score Technologies Inc. on October 6, 2014. At this time, the Company was looking to expand into the technology software business because it acquired the rights to and was further developing certain mobile phone video streaming application technology. As a result of a potential conflict with the Score name, however, the Company changed its name to Multiplexed Encryption Technologies on March 9, 2015. However, the Company was unable to get a working prototype of the video streaming app approved for application on Apple’s mobile devices. Therefore, on February 1, 2016, the Company changed its name back to the original Mineral Mountain Mining & Milling Co. so that the Company’s management could focus on its core mineral property exploration and development business. This soon thereafter resulted in Mineral Mountain’s involvement in its current projects in Alaska and Wyoming.

Selling Shareholders, Page 32

Response to Comment 10: In its amended Registration Statement, Mineral Mountain will make the revisions requested in SEC comment ten. Further responding, the natural persons who have voting and/or investment control over the shares beneficially owned by CBP is Seth Ahdoot, General Manager of Crown Bridge Partners.

Executive Compensation, Page 41

Response to Comment 11: In its amended Registration Statement, Mineral Mountain will make the revisions identified in SEC comment eleven.

Related Party Transactions, Page 43

Response to Comment 12: In its amended Registration Statement, Mineral Mountain will make the disclosure identified in SEC comment twelve for the last three fiscal years.

Response to Comment 13: In its amended Registration Statement, Mineral Mountain will make the disclosure identified in SEC comment thirteen for the last five fiscal years.

Response to Comment 14: In its amended Registration Statement, Mineral Mountain will make the disclosure identified in SEC comment fourteen.

Financial Statements

Consolidated statement of operations, page F-4

Response to Comment 15: In its amended Registration Statement, Mineral Mountain will make the disclosure requested in SEC comment fifteen. During the year ending September 30, 2016, Management had agreed to pay services and a promissory note with common stock, issuing the stock at par value. Management originally recorded services at Fair Market Value (“FMV”), which were ten times the original amounts per agreements for James Baughman (for geological consulting) and ILVG LLC (JJ Ryan) for partial payment of a promissory note. The shares recorded for Jack Gustavel, Terrance Perry and Nancy Martin were new issuances for services. There was an entry to record the issued stock, the services, and the remainder resulted in a loss of $130,800 on issuance to bring shares up to FMV.

To summarize there was an entry to reclassify and record losses on issuance of common stock for services, to bring CS up to FMV, as follows:

Loss on issuances:

James Baughman:	$37,800
ILVG LLC (JJ Ryan):	$27,000
Jack Gustavel:	$12,000
Terrenace Perry:	$12,000
Nancy Martin:	$42,000
Total:	$130,800

In retrospect, we recognize this could have probably been recorded as a loss on debt settlement but the result and treatment would have been the same.

Notes to Financial Statements

Note 3 – Mining Claims and Land

Alaska Mineral Lease and Option to Purchase, page F-9

Response to Comment 16: We determined that the scope exception in ASC 842-10-15-1(b) did not apply because not only does the Iditarod Project Agreement grant the right to explore for minerals and to use the land but in Section 6(b) it states “further grants the exclusive right to use structures facilities, equipment, non-public roadways, haulageways and all other appurtenances installed on the subject property.” [See The standard provides that “this guidance does not apply to any of the following: Leases to explore for or use minerals, oil, natural gas, and similar nonregenerative resources (see Topic 930, Extractive Activities – Mining, and Topic 932, Extractive Activities - Oil and Gas). This includes the intangible right to explore for those natural resources and rights to use the land in which those natural resources are contained (that is, unless those rights of use include more than the right to explore for natural resources), but not equipment used to explore for the natural resources.”]

Item 15, Recent Sales of Unregistered Securities, page II-1

Response to Comment 17: In its amended Registration Statement, Mineral Mountain will make the disclosure identified in SEC comment seventeen for the last three fiscal years.

Exhibits

Response to Comment 18: In its amended Registration Statement, Mineral Mountain will make the revisions to Exhibit 5.1 requested in SEC comment eighteen.

Other Recent Developments

On October 31, 2018, two officers and directors resigned from their positions with Mineral Mountain. These developments were duly reported in a Form 8-K filing. Mineral Mountain is presently evaluating replacement officers for these positions and is in discussions with potential replacements for these open officer and director positions. Mineral Mountain will amend its Registration Statement to disclose the resignations.

Furthermore, the Company intends to modify its description of the “Use of Proceeds” section and include additional Risk Factors in its Amended Registration Statement that discuss the possibility of the Company expanding its business operations to non-mineral business opportunities which may provide more conventional revenue and earnings potential. The Company is considering the expansion of business operations through internal growth opportunities and external mergers or acquisitions as a means to reach revenue and earnings objectives. The Risk Factors will further include discussion of the utilization of the equity credit line to support any mineral exploration and non-mineral businesses. We believe that these Risk Factors are potentially prescient in light of the numerous and substantial inquiries the Company has received over the last few months about mineral and non-mineral acquisition, merger and other business opportunities.

If you should have any questions about the foregoing, please do not hesitate to contact me or Sheldon Karasik, CEO of Mineral Mountain.

Very truly yours,

/s/ Peter M. Papasavas
Peter M. Papasavas, Esq.

Cc:	Mr. Jonathan Burr
Mr. Sheldon Karasik, Mineral Mountain

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